Exhibit 99.1
GLOBAL CORD BLOOD CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: CO)
48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 7, 2021
(or any adjourned or postponed meeting thereof)
To the Shareholders of Global Cord Blood Corporation:
NOTICE IS HEREBY GIVEN that the 2021 Annual General Meeting (the “AGM”) of Global Cord Blood Corporation (the “Company”) will be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 7, 2021 at 9:00 p.m., Hong Kong local time, and at any adjourned or postponed meeting thereof, for the following purposes:
To table the financial statements of the Company for the year ended March 31, 2021.
As ordinary resolutions
1.
To ratify the re-appointment of KPMG Huazhen LLP as auditors of the Company for the financial year ending March 31, 2022 and to authorize any duly formed committee of the Board of Directors to fix the remuneration of the auditors.

2.
To re-elect the following directors, each of whom retires by rotation pursuant to the Company’s Articles of Association:

a.
Ms. Jennifer J. Weng (Class C director of the Company);

b.
Mr. Ping Xu (Class C director of the Company); and

c.
Mr. Jacky Cheng (Class C director of the Company).

3.
To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on October 25, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The share register of the Company will not be closed. A list of the shareholders entitled to vote at the AGM may be examined at the Company’s offices during the 10-day period preceding the AGM.
Please refer to the Form of Proxy, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to receive notice of and vote at the AGM and any adjourned or postponed meeting thereof.
Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying Form of Proxy as promptly as possible. We must receive the Form of Proxy no later than 48 hours before the time of the AGM to ensure your representation at such meeting.
A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the AGM by calling our offices at +852 3605 8180.

Shareholders may obtain a copy of the Proxy Statement, a Form of Proxy and our most recent annual report, free of charge, from the Company’s website at www.globalcordbloodcorp.com, by contacting our Investor Relations Department at: ir@globalcordbloodcorp.com or by writing to us at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., ATTN: Secretary.
By Order of the Board of Directors
/s/ Ting Zheng

Ting Zheng
Chairperson
Hong Kong, October 29, 2021
IMPORTANT
Whether you expect to attend the AGM, please complete, date, and sign the accompanying Form of Proxy, and return it promptly in the enclosed return envelope. If you grant a proxy, you may revoke it at any time prior to the AGM or nevertheless vote in person at the AGM.
PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote, by marking your Form of Proxy.

GLOBAL CORD BLOOD CORPORATION

GLOBAL CORD BLOOD CORPORATION
48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
PROXY STATEMENT
for
ANNUAL GENERAL MEETING
to Be Held on December 7, 2021
(or any adjourned or postponed meeting thereof)
This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Global Cord Blood Corporation (the “Company,” “GCBC,” “we,” “us,” or “our”) for the Annual General Meeting of Shareholders (“AGM”) to be held at the office of the Company at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 7, 2021 at 9:00 p.m., Hong Kong local time, and for any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company at the above stated address. Alternatively, revocation of proxy may be effected by the shareholder attending and voting in person at the AGM.
If the enclosed Form of Proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any Form of Proxy on which no instruction is specified will be voted by the holder of the proxy in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the Form of Proxy.
The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying Form of Proxy, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about November 2, 2021.
Your vote is important. Accordingly, you are urged to sign and return the accompanying Form of Proxy whether or not you plan to attend the AGM. If you do attend the AGM and are a record holder, you may vote by ballot at the AGM and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the AGM, you should contact your broker about getting a proxy appointing you to vote your shares.
GENERAL INFORMATION ABOUT VOTING
Record Date, Outstanding Shares, and Voting Rights
As of October 25, 2021, the record date for the AGM (the “Record Date”), the Company had 121,551,075 ordinary shares outstanding, excluding 136,899 ordinary shares held as treasury shares, $0.0001 par value per share, being the class of securities entitled to vote at the AGM. Each ordinary share entitles its holder to one vote.
Attending the AGM
If you are a shareholder of record at the close of business on the Record Date, you may vote in person at the AGM. We will give you a ballot sheet when you arrive. You may obtain directions to the meeting by calling our office at +852 3605 8180 or by writing to the Company at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., ATTN: Secretary. If you are a shareholder of record at the close of business on the Record Date and attend the meeting, you may vote there in person, regardless whether you have voted by any of the other means mentioned in the preceding paragraph.

Procedures for Voting or Revoking Proxies
If you do not wish to vote in person or you will not be attending the AGM, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed Form of Proxy. To vote by proxy using the enclosed Form of Proxy (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your Form of Proxy and return it promptly in the envelope provided.
If you intend to vote by proxy, your vote must be received by the Company no later than December 5, 2021 at 9:00 p.m., Hong Kong local time (48 hours before the time of the AGM), to be counted.
If you are not a shareholder of record at the close of business on the Record Date, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the AGM, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.
Required Votes
Only holders of ordinary shares of record at the close of business on the Record Date are entitled to vote at the AGM. For purposes of voting at the AGM, each ordinary share is entitled to one vote upon all matters to be acted upon at the AGM. The presence of two or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares of the Company throughout the meeting shall constitute a quorum. The affirmative vote of a simple majority of the votes cast in person or by proxy at the AGM and entitled to vote on the ordinary resolutions is required to adopt the ordinary resolutions.
Only ordinary shares that are voted are taken into account in determining the proportion of votes cast for or against each resolution. Shares that are not voted will not be counted towards the total number of votes casted. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth, as of October 25, 2021, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of our ordinary shares by:
•
each of our directors and executive officers who beneficially own our ordinary shares; and

•
each person known to us to own beneficially more than 5% of our ordinary shares.

Information provided as to 5% shareholders other than our employees or management is based solely on Schedules 13D or 13G or Forms 3, 4 and 5 filed with the Securities and Exchange Commission and subsequent issuances by the Company.
Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options and warrants exercisable by a person within 60 days after the date of this Proxy Statement. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned	Percentage of Ownership(1)
Directors and executive officers:
Albert Chen	453,605	*
Mark D. Chen(2)	221,825	*
Jennifer J. Weng(2)	221,825	*
All directors and executive officers as a group	682,430	*
Principal shareholders:
Nanjing Ying Peng Asset Management Co., Ltd.(3)	79,528,662	65.4%
Kent C. McCarthy(4)	12,000,000	9.9%
Magnum Opus International (PTC) Limited(5)	6,608,137	5.4%

*
Beneficially owns less than 1% of our ordinary shares.

(1)
Percentages based on 121,551,075 shares outstanding as of October 25, 2021, excluding shares held by us as treasury shares.

(2)
Includes 221,825 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark D. Chen. Ms. Jennifer J. Weng and Mr. Mark D. Chen are married.

(3)
Includes (i) 77,902,096 ordinary shares held by Blue Ocean Structure Investment Company Ltd (“Blue Ocean”); and (ii) 1,626,566 ordinary shares held of record by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”) in which GM Stem Cells has agreed to immediately transfer to Blue Ocean or its designee on demand. Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (“Nanjing Ying Peng”) beneficially owns 100% of the outstanding shares of Blue Ocean and Nanjing Ying Peng Asset Management Co., Ltd. (“Nanjing Ying Peng GP”) is the general partner and executive partner of Nanjing Ying Peng. As a result, each of Nanjing Ying Peng and Nanjing Ying Peng GP are deemed to be beneficial owners of the 79,528,662 ordinary shares beneficially owned by Blue Ocean. In addition, Mr. Yafei Yuan has the right to indirectly appoint three members out of five members of the investment committee of Nanjing Ying Peng, and as a result of the voting and disposition of the 79,528,662 ordinary shares beneficially owned by Nanjing Ying Peng being determined by such investment committee, Mr. Yafei Yuan may be deemed to beneficially own the 79,528,662 ordinary shares beneficially owned by Nanjing Ying Peng. Information derived from a Schedule 13D filed on February 8, 2018.

(4)
Includes 12,000,000 ordinary shares held by JHMS Fund, LLC, JHMS Management, LLC and Jayhawk Capital Management, L.L.C. Mr. McCarthy is the manager of Jayhawk Capital Management, L.L.C., which is the manager of JHMS Management, LLC. JHMS Management, LLC is the manager of JHMS Fund, LLC. As a result, Mr. McCarthy, Jayhawk Capital Management, LLC and JHMS Management, LLC are deemed to be beneficial owners of the securities owned of record by JHMS Fund, LLC. Information derived from a 13G/A filed on February 11, 2021.

(5)
Magnum Opus International (PTC) Limited (“Magnum Trustee”) has disclaimed beneficial ownership of such securities, except to the extent the exercise of its discretionary trust powers vests it with voting and/or dispositive control over such securities. Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of Magnum Trustee, Mr. Albert Chen may be deemed to beneficially own such securities, which beneficial ownership has been disclaimed by Mr. Albert Chen.

As of October 25, 2021, 29.1% of our outstanding ordinary shares are held by 3 record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

PROPOSAL NO. 1
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS
The Audit Committee has appointed KPMG Huazhen LLP as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending March 31, 2022, and the Board of Directors is asking shareholders to ratify that appointment and authorize any duly formed committee of the Board of Directors to fix the remuneration of the auditors. A representative of KPMG Huazhen LLP is expected to attend the meeting with the opportunity to make a statement and/or respond to appropriate questions from shareholders present at the meeting.
The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.
Principal Accountant Fees and Services
Our independent accountants for the audit of our annual financial statements as of and for the years ended March 31, 2019, 2020 and 2021 were KPMG Huazhen LLP. The following table sets forth the aggregate fees by categories specified below paid and to be paid by us to our independent accountants.
	For the year ended March 31,
	2021		2020	2019
	$	RMB	RMB	RMB
	(in thousands)
Audit fee(1)	1,031	6,756	6,656	6,320
Audit related fees	—	—	—	—
Tax fees	—	—	—	—
Total fees	1,031	6,756	6,656	6,320

(1)
“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

The Audit Committee or our Board of Directors is to pre-approve all auditing services and permitted non-auditing services to be performed for us by our independent auditors, including the fees and terms thereof (subject to the de minimus exceptions for non-auditing services described in section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee or our Board of Directors prior to the completion of the audit).
Pre-Approval of Services
The Audit Committee appoints the independent auditors each year and pre-approves the auditing services. The Audit Committee Chairperson is authorized to pre-approve specified non-auditing services for fees not exceeding specified amounts, if she promptly advises the other Audit Committee members of such approval. All services described under the caption “Principal Accountant Fees and Services” were pre-approved.
THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS GCBC’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 2022 AND AUTHORIZE ANY DULY FORMED COMMITTEE OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.

PROPOSAL NO. 2
ELECTION OF DIRECTORS
The Board of Directors has nominated the persons identified under the caption “Nominees for a Three-Year Term” for election as directors, to serve until the 2024 annual general meeting of shareholders and their successors have been elected and qualified. If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying Form of Proxy intend to vote for any substitute whom the Board nominates (subject to compliance with the articles of the Company), unless the Form of Proxy contains contrary instructions. Information regarding the directors whose terms expire at the next two annual general meetings is also set forth below.
Name	Age	Positions with Company	Has served as Company director since
Nominees for a three-year term
Jennifer J. Weng	53	Independent Non-executive Director	June 30, 2009
Ping Xu	42	Non-executive Director	January 31, 2018
Jacky Cheng	47	Independent Non-executive Director	February 6, 2020
Directors – two-year term remaining
Ting Zheng	49	Chief Executive Officer and Chairperson	June 30, 2009
Dr. Ken Lu	57	Independent Non-executive Director	June 30, 2009
Jack Chow	61	Independent Non-executive Director	November 11, 2019
Directors – one-year term remaining
Albert Chen	45	Chief Financial Officer and Director	June 30, 2009
Mark D. Chen	53	Independent Non-executive Director	June 30, 2009
Nominees for a Three-Year Term
Jennifer J. Weng, serves as one of our independent non-executive directors and also chairman of Audit Committee. Prior to the business combination on June 30, 2009, Ms. Weng was the chief financial officer and secretary of Pantheon China Acquisition Corp. since its inception. She has been serving as senior partner and adviser to a number of private equity investment funds in United States and China since 2009. Previously, she held research and financial management positions with companies including Mizuho and Morgan Stanley in New York. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania.
Ping Xu, serves as our non-executive director since 2018. He also serves as a Senior Vice President in Sanpower Group Co., Ltd. (“Sanpower”) from December 2014. In Sanpower, Mr. Xu is in-charge of cross-border merger and acquisition and on-shore and off-shore project financing activities. Mr. Xu is also the authorized representative of the executive partner of Nanjing Ying Peng. From 2011 to December 2014, Mr. Xu was a director of the investment banking division of Zhong De Securities (“Zhong De”) handling IPO sponsorship, share and debt issuance. Before joining Zhong De, Mr. Xu served in Jiangsu Guoxin Group. Mr. Xu holds a master’s degree of Financial Information and Capital Market from Fudan University and he graduated from Nanjing University majored in International Accounting.
Jacky Cheng, serves as one of our independent non-executive directors since February 2020. He also serves as a partner at the law firm of C&T Legal LLP. Mr. Cheng has over 18-year experience in legal and compliance for financial institutions, and has been providing year-round legal consultancy for various financial institutions and law firms. Prior to his current positions, Mr. Cheng acted as the consultant to the legal and compliance function for various legal firms and financial institutions such as KCL & Partners Solicitors, Cheung & Liu Solicitors, China Minsheng Financial Holding Corporation Ltd, now known as China Vered Financial Holding Corporation Limited and China Minsheng Banking Corp., Ltd (Hong Kong Branch). He was the head of the legal and compliance department of China Minsheng Banking Corp., Ltd (Hong Kong Branch) between 2014 and 2016. He also worked for Dah Sing Bank, China Construction

Bank, Wing Lung Bank, and Baker McKenzie, solicitors. Mr. Cheng was admitted as a solicitor in Hong Kong in 2003 and obtained the International Diploma in Compliance awarded in association with the University of Manchester Business School in 2009. He also obtained a Bachelor of Laws (LLB) in Chinese Law from Tsinghua University in 2005, a Postgraduate Certificate in Laws (PCLL) from The University of Hong Kong (“HKU”) in 2001, and a Graduate Diploma in English and Hong Kong Law (CPE) from HKU and Manchester Metropolitan University.
Involvement in Certain Legal Proceedings
To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past ten years.
Family Relationships
Mr. Mark D. Chen is married to Ms. Jennifer J. Weng. Both Mr. Chen and Ms. Weng are our independent non-executive directors. To the best of our knowledge, there are no other family relationships between any director, executive officer or any person nominated to become a director or executive officer.
Director Independence
The Board of Directors has determined that Mr. Mark D. Chen, Dr. Ken Lu, Ms. Jennifer J. Weng, Mr. Jack Chow and Mr. Jacky Cheng are independent under Section 303A.02 of the New York Stock Exchange (“NYSE”) Listed Company Manual. None of these persons is party to any transaction not otherwise disclosed under the caption “Certain Relationships and Related Transactions”.
Board Leadership Structure and Role in Risk Oversight
The Board of Directors believes that Ms. Ting Zheng’s service as Chairperson of the Board is in the best interest of the Company and its shareholders. Ms. Zheng possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters.
The Board of Directors is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.
During the year ended March 31, 2021, the Board of Directors met in person or in the form of teleconference and took action by written consent on 10 occasions. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual general meetings of shareholders; however, all directors are encouraged to attend the annual general meeting.
Board Committees
The Board of Directors has standing Audit, Compensation, and Nominating and Corporate Governance Committees, and each of such committees has a charter, which is available at Company’s website, www.globalcordbloodcorp.com. The Board of Directors also has a Special Committee (as defined below) comprised solely of independent directors to evaluate certain matters in connection with an unsolicited non-binding proposal letter from Alternate Ocean Investment Company Limited (the “Alternate Ocean”), pursuant to which Alternate Ocean, acting on behalf of certain funds and/or entities that it manages and/or advises, proposes to acquire all of the outstanding ordinary shares of the Company for US$5.00 per ordinary share in cash, subject to certain conditions (the “Alternate Ocean Proposal”).

Committee Membership
	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Special Committee
Mark D. Chen	X	X	M	C
Dr. Ken Lu	M	C	M	M
Jennifer J. Weng	C	M	X	X
Ting Zheng	X	X	C	X
Jack Chow	M	M	M	M
Jacky Cheng	X	M	X	M

C
Committee Chairperson

M
Committee Member

Audit Committee.   The Audit Committee consists of Mr. Jack Chow, Dr. Ken Lu and Ms. Jennifer J. Weng. Ms. Weng is the chairperson of our Audit Committee, and we have taken reasonable actions to ensure that Ms. Weng qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission (the “SEC”). Mr. Chow, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with GCBC other than as a director and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act. The Audit Committee held 6 meetings during the fiscal year ended March 31, 2021.
Our Board of Directors has adopted an audit committee charter, providing for the following responsibilities of the Audit Committee:
•
retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•
discussing the annual audited financial statements with management and the independent auditors;

•
annually reviewing and reassessing the adequacy of our audit committee charter;

•
reviewing and approving any related party transactions;

•
meeting separately, periodically, with management, the internal auditors and the independent auditors;

•
reporting regularly to the Board of Directors; and

•
such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Audit Committee Report
The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F, for the fiscal year ended March 31, 2021, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.
The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of the Company’s financial statements for the year ended March 31, 2021, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with the Company’s independent accountants the matters required to be discussed under applicable auditing standards, including Public Company Accounting Oversight Board Auditing Standard No. 1301, Communications with Audit Committees; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.
Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F, for the fiscal year ended March 31, 2021.
The members of the Audit Committee are:
Jennifer J. Weng, Chairperson
Dr. Ken Lu
Jack Chow
Compensation Committee.   The Compensation Committee consists of Dr. Ken Lu, Ms. Jennifer J. Weng, Mr. Jacky Cheng and Mr. Jack Chow. Dr. Ken Lu is the chairperson of our Compensation Committee. Dr. Lu, Ms. Weng, Mr. Cheng and Mr. Chow do not have any direct or indirect material relationship with GCBC other than as a director.
Our Board of Directors has adopted a compensation committee charter, providing for the following responsibilities of the Compensation Committee:
•
reviewing and making recommendations to the Board regarding our compensation policies and forms of compensation provided to our directors and officers;

•
reviewing and making recommendations to the Board regarding bonuses for our officers and other employees;

•
reviewing and making recommendations to the Board regarding share-based compensation for our directors and officers;

•
annually reviewing and reassessing the adequacy of the charter;

•
administering our share option plans or restricted share unit scheme in accordance with the terms thereof; and

•
such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

Compensation Committee Report
The Compensation Committee has reviewed and discussed with management the Executive Compensation Discussion and Analysis set forth beginning on page 13 and, based on the review and discussions, recommended to the Board of Directors that the Executive Compensation Discussion and Analysis be included in this Proxy Statement.
The members of the Compensation Committee are:
Dr. Ken Lu, Chairperson
Jennifer J. Weng
Jacky Cheng
Jack Chow
Nominating and Corporate Governance Committee.   The Nominating and Corporate Governance Committee consists of Ms. Ting Zheng, Mr. Mark D. Chen, Dr. Ken Lu and Mr. Jack Chow. Ms. Zheng is the chairperson of our Nominating and Corporate Governance Committee. Mr. Chen, Dr. Lu and Mr. Chow do not have any direct or indirect material relationship with GCBC other than as a director.

Our Board of Directors has adopted a nominating and corporate governance committee charter, providing for the following responsibilities of the Nominating and Corporate Governance Committee:
•
overseeing the process by which individuals may be nominated to our Board of Directors;

•
identifying potential directors and making recommendations as to the size, functions and composition of our Board of Directors;

•
considering nominees proposed by our shareholders;

•
annually reviewing and reassessing the adequacy of the charter;

•
establishing and periodically assessing the criteria for the selection of potential directors;

•
making recommendations to the Board of Directors on new candidates for Board membership; and

•
such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by our Board of Directors from time to time.

In making nominations, the Nominating and Corporate Governance Committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the Nominating and Corporate Governance Committee is required to take into consideration the following attributes, which are desirable for a member of the Board: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.
The Nominating and Corporate Governance Committee will consider director candidates recommended by security holders. Potential nominees to the Board of Directors are required to have such experience in business or financial matters as would make such nominee an asset to the Board of Directors and may, under certain circumstances, be required to be “independent”, as such term is defined under Section 303A.02 of the listing standards of the NYSE and applicable SEC regulations. Security holders wishing to submit the name of a person as a potential nominee to the Board of Directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the Nominating and Corporate Governance Committee at the following address: Nominating and Corporate Governance Committee of the Board of Directors, c/o Global Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the Nominating and Corporate Governance Committee, and/or any other method the Nominating and Corporate Governance Committee deems appropriate, which may, but need not, include a questionnaire. The Nominating and Corporate Governance Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating and Corporate Governance Committee need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating and Corporate Governance Committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated differently from any other potential nominee. Although it has not done so in the past, the Nominating and Corporate Governance Committee may retain search firms to assist in identifying suitable director candidates.
The Board does not have a formal policy on Board candidate qualifications. The Board may consider those factors it deems appropriate in evaluating director nominees made either by the Board or shareholders, including judgment, skill, strength of character, experience with businesses and organizations comparable in size or scope to the Company, experience and skill relative to other members of the Board, and specialized knowledge or experience. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met.
Special Committee
On March 15, 2021, our Board of Directors formed a special committee of independent directors who are not affiliated with Alternate Ocean (the “Special Committee”) to evaluate the Alternate Ocean Proposal.

The Special Committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng, each of whom currently serves as an independent director on the Board, with Mr. Mark D. Chen serving as the chairman of the Special Committee. The Special Committee will carefully review the unsolicited proposal to determine the course of action it believes is in the best interests of the Company and its shareholders and other stakeholders.
As of the date of this Proxy Statement, no decision have been made by our Special Committee with respect to the Alternate Ocean Proposal.
Corporate Governance
Our Board of Directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our Board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.
We are incorporated under the laws of the Cayman Islands, our home country, with securities publicly traded in the United States on the NYSE.
The NYSE Rules permit foreign private issuers to follow applicable home country corporate governance practices in lieu of the NYSE corporate governance standards, subject to certain exceptions. Foreign private issuers electing to follow home country corporate governance rules are required to disclose the principal differences in their corporate governance practices from those required under the NYSE Rules. Except as set forth below, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NYSE.
Under the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock (or securities convertible into common stock) amounting to more than (i) 20% of the listed company’s currently outstanding common stock in an offering that does not constitute a “public offering” as defined under the NYSE rules, and (ii) one percent to a director, officer or 5% security holder of the company, or a related party, or certain companies, entities or persons with relationships with the related party. The NYSE Listed Company Manual also provides that if the related party involved in the transaction is classified as such solely because such person is a 5% security holder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares exceeds either five percent of the number of shares or voting power of the company. We currently expect to use this exception to enable us to raise capital from time to time, on market terms approved by our Board and Audit Committee, consistent with our past practice. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from outside counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.
Insider Trading Policy
Directors, executive officers and employees may acquire confidential information from time to time through their employments or fiduciary relationships with GCBC.
Our Board of Directors has established an insider trading policy reinforcing the principles behind the insider trading prohibition under U.S. laws. Among other things, directors, executive officers and employees are prohibited from executing any trade in securities of our company and any other company about which they acquire material non-public information in the course of their duties for our company.
Anti-Corruption Program
We have adopted and revised our internal policy concerning anti-corruption and we strictly comply with all applicable anti-corruption laws. This includes, but is not limited to, the People’s Republic of China Criminal Law and the People’s Republic of China Anti-Unfair Competition Law, the Foreign Corrupt Practices Act, the United Kingdom Bribery Act, and anti-bribery legislation enacted by each signing country in accordance with the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.
The compliance policy prohibits any director, executive officer or employee from offering, paying or accepting of any money or anything of value directly or indirectly to or from anyone, in order to secure an improper advantage or induce conduct that amounts to a breach of an expectation that a person will act in good faith, impartially, or in accordance with a position of trust. These types of payments are in violation of our policies and we have adopted a “zero tolerance” approach in this regard.
Litigation
To the best of the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest adverse to the Company or any of its subsidiaries.
Director Compensation
For the years ended March 31, 2019, 2020 and 2021, non-employee directors were each paid $40,000 annually and reimbursed for travel and other expenses directly related to activities as directors. In addition to compensation for their services as a director of the Company, during the period from June 5, 2019 to February 9, 2021, Dr. Ken Lu was paid $12,500 per month for serving as a member of a special committee formed to evaluate certain matters in connection with a non-binding proposal letter from Cordlife Group Limited (the “Cordlife Singapore”), pursuant to which Cordlife Singapore proposed to combine the businesses of Cordlife Singapore and the Company, by way of a statutory merger (the “CGL Proposal”) and Mr. Mark D. Chen was paid $18,000 per month for serving as chairperson of such special committee formed to evaluate the CGL Proposal. From June 5, 2019 to November 10, 2019, Ms. Jennifer J. Weng was paid $12,500 per month for serving as a member of the special committee formed to evaluate the CGL Proposal. From November 11, 2019 to February 9, 2021, Mr. Jack Chow was paid $12,500 per month for serving as a member of the special committee formed to evaluate the CGL Proposal. From February 6, 2020 to February 9, 2021, Mr. Jacky Cheng was paid $12,500 per month for serving as a member of the special committee formed to evaluate the CGL Proposal. Beginning from March 15, 2021, Dr. Ken Lu, Mr. Jack Chow and Mr. Jacky Cheng have been paid $12,500 per month for serving as members of the Special Committee formed to evaluate the Alternate Ocean Proposal and Mr. Mark D. Chen has been paid $18,000 per month for serving as chairperson of such Special Committee.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE BOARD OF DIRECTORS’ NOMINEES.
PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your Form of Proxy.

EXECUTIVE OFFICERS
The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.
Name	Age	Position
Ting Zheng	49	Chief Executive Officer, Chairperson of the Board and Chief Executive Officer – Beijing Division
Albert Chen	45	Chief Financial Officer and Director
Rui Arashiyama	62	Chief Executive Officer – Guangdong and Zhejiang Divisions
Xin Xu	67	Chief Technology Officer
Ting Zheng, serves as our chief executive officer, chairperson of the Board and chairperson of the Nominating and Corporate Governance Committee. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of GCBC. Aside from overseeing the overall operation of GCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of GCBC. She has more than sixteen years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng had served as an executive director of Golden Meditech Holdings Limited (the “Golden Meditech”) and had been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She had assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. Between August 2012 and May 2019, Ms. Zheng served as a non-executive director of Golden Meditech. She played an important role in our acquisition of Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd (“Nuoya”) and investments in Cordlife Singapore and Life Corporation Limited (collectively “Cordlife”). Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China. With effect from April 1, 2017, Ms. Zheng also serves as the interim chief executive officer of the Beijing division.
Albert Chen, serves as our chief financial officer and a director. He is in charge of GCBC’s finance-related matters, including accounting and budget planning. He is also involved in GCBC’s corporate structuring and development, including mergers and acquisitions, and investment in foreign healthcare companies. For example, he played an important role in our acquisition of Nuoya and investments in Cordlife. He had served as the corporate finance vice president of Golden Meditech since March 2005. Prior to joining Golden Meditech, Mr. Chen worked in a number of financial institutions, including SalomonSmithBarney, DBS Vickers Securities and UOB Kay Hian in Hong Kong. Mr. Chen is a CFA charterholder. He received his bachelor’s degree in commerce from Queen’s University, Canada, School of Business in 1999 with a major in finance and accounting.
Rui Arashiyama, serves as our chief executive officer in the Guangdong and Zhejiang divisions. She oversees the daily operations and management of Nuoya and Zhejiang Lukou Biotechnology Co., Ltd. and is responsible for the formulation and implementation of marketing strategy for the two markets. She joined Nuoya in March 2009 and has over 16 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Languages Institute, the PRC) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.
Xin Xu, serves as our chief technology officer. She is in charge of the daily operations and logistic control of the cord blood bank laboratories, and oversees the laboratories procedures in relation to the processing, separation and preservation of cord blood stem cells to ensure the laboratories environment strictly comply with national standards. Prior to joining us in November 2004, Ms. Xu has over 25 years of solid experience in Cryobiology research and had lectured in Cryobiology at Beijing Medical University.

Executive Compensation Discussion and Analysis
This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:
•
Ms. Ting Zheng, who is our chairperson of the Board, chief executive officer of the Company and the Beijing division;

•
Mr. Albert Chen, who is our chief financial officer and director;

•
Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong and Zhejiang divisions; and

•
Ms. Xin Xu, who is our chief technology officer.

Compensation Discussion and Analysis
The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead us and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty, long-term commitment and the achievement of its goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. Compensation decisions with respect to our named executive officers have historically focused on attracting and retaining individuals who could help us to meet and exceed our financial and operational goals. Our Board of Directors considered the growth of the company, individual performance and market trends when setting individual compensation levels.
For the fiscal years ended March 31, 2019, 2020 and 2021, the compensation of the above executive officers substantially consisted of a base salary, an annual bonus and other benefits, each of which is described in more detail below:
•
Base salary.   We believe that the base salary element is required in order to provide these executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our Board of Directors established base salaries payable to the named executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our Board of Directors and Compensation Committee of whether any of the named executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our Board of Directors and Compensation Committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

•
Annual bonus.   Bonus for any of the above executive officers are discretionary and is generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans and providing executive officers performance incentives for attaining specific goals.

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Severance benefits.   Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers. On June 30, 2009, GCBC entered into service contracts with named executive officers and these officers are entitled to severance payments under certain circumstances. See “— Employment Agreements”.

•
Share-based compensation.   In February 2011, at our annual general meeting, our shareholders approved a restricted share unit scheme (“Incentive Plan”) which was subsequently amended in August 2014. In December 2014, 7,300,000 restricted share units (“RSUs”) were granted to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. In March 2018, all the 7,300,000 RSUs were fully vested and no RSUs were issued thereafter. See “— Incentive Plan”.

Summary Compensation Table
The following table sets forth information regarding compensation of the named executive officers for each of the three fiscal years in the period ended March 31, 2021.

Name and Principal Position	Year ended March 31,	Salary(1) US$	Bonus(1) US$	Total(1) US$
Ting Zheng Chairperson and Chief Executive Officer – Group and Beijing Division	2021	516,683	—	516,683
	2020	518,236	516,042	1,034,278
	2019	465,362	—	465,362
Albert Chen Chief Financial Officer	2021	516,683	—	516,683
	2020	518,236	458,633	976,869
	2019	465,362	—	465,362
Rui Arashiyama Chief Executive Officer – Guangdong and Zhejiang Divisions	2021	257,505	—	257,505
	2020	258,279	—	258,279
	2019	249,619	280,262	529,881
Xin Xu Chief Technology Officer	2021	90,573	32,202	122,775
	2020	100,638	30,756	131,394
	2019	127,513	31,826	159,339

(1)
Ms. Ting Zheng and Mr. Albert Chen were paid by GCBC in Hong Kong dollars for the years ended March 31, 2019, 2020 and 2021. Ms. Rui Arashiyama was partly paid by GCBC in Hong Kong dollars and partly paid by our PRC subsidiaries for the years ended March 31, 2019 and was paid by GCBC in Hong Kong dollars for the year ended March 31, 2020 and 2021. Ms. Xin Xu was partly paid by GCBC in Hong Kong dollars and partly paid by our PRC subsidiaries for the years ended March 31, 2019, 2020 and 2021. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into U.S. dollars was the noon buying rate as of March 31, 2021, which was HK$7.7746 to US$1.00 and RMB6.5518 to US$1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.

Employment Agreements
On June 30, 2009, GCBC entered into service contracts with named executive officers, including Ms. Ting Zheng, Mr. Albert Chen, Ms. Rui Arashiyama and Ms. Xin Xu. These officers are entitled to severance payments under certain circumstances, including a change of control of GCBC. Except for these service contracts, GCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by the applicable laws. The four senior executive officers who are currently parties to the service contracts are Ms. Ting Zheng, Mr. Albert Chen, Ms. Rui Arashiyama and Ms. Xin Xu. These service contracts have substantially identical terms, except with respect of the duties of the executive and his or her compensation package.
The material terms under the employment agreements are as follows:
•
The contract will be automatically renewed every three years until the death or incapacitation of the executive unless terminated by either party with notice.

•
If the service contract is terminated by the executive within 30 days following a change of control of GCBC, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million.

•
GCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) the immediate vesting of all of his or her unvested options; and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million.

•
In all other cases, GCBC may terminate a service contract with cause at any time without notice, or the executive may terminate his or her service contract with at least 90 days’ written notice, and in either case the executive will be entitled to all the salary and guaranteed bonuses actually accrued and payable to him/her but will not be entitled to the immediate vesting of all of his or her unvested options nor any severance payment.

In the service contracts, each executive is required to hold, both during and after his or her service contract expires or is terminated, in strict confidence and not to use, except for GCBC’s benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of GCBC or the confidential information of any third party, including GCBC’s affiliated entities and its subsidiaries, that GCBC receives. Each executive is also required to disclose to GCBC and hold in trust for GCBC all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by GCBC, and to assign all of his or her interests in them to GCBC, and agreed that, while employed by GCBC and for a period of three years after termination of his or her employment, he or she will not serve, invest or assist in any business that competes with any significant aspect of GCBC business or solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with GCBC.
Finally, the contracts contain non-competition clauses, pursuant to which the executive may not engage in activities that compete with GCBC during the term of their employment with GCBC and for a period of one year after any termination of their employment with GCBC. Each executive is also required not to disclose to any third party any confidential information regarding GCBC or any of its subsidiaries or to accept or invest in any opportunity that is in line with its business operations, comes to them as a result of their employment with GCBC or involves any of its assets, unless approved by the Board.
Incentive Plan
In February 2011, at our annual general meeting, our shareholders approved an Incentive Plan which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of our issued and outstanding share capital, to directors, officers, employees and/or consultants of GCBC and our subsidiaries. Certain administrative provisions of the Incentive Plan were subsequently amended by our Board of Directors in August 2014. The Incentive Plan is intended to enable the Company to attract, motivate, reward and retain the services of executives, directors and key employees. The Incentive Plan provides for the granting of RSUs, which may vest upon satisfaction of certain conditions set by the Compensation Committee of the Company. In December 2014, a total of 7,300,000 RSUs were issued to certain executives, directors and key employees under the Incentive Plan, subject to certain performance conditions. During the year ended March 31, 2018, an aggregate of 7,300,000 RSUs were fully vested and no additional RSU was granted thereafter. No RSUs were issued and outstanding as of March 31, 2020 and 2021.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
General Principles on Related Party Transactions
Our Audit Committee has adopted an internal policy regarding the identification, review, consideration and oversight of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related party” are participants. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered. A related party is any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.
Under our policy, where a transaction has been identified as a related party transaction, management must present information regarding the proposed related party transaction to the Audit Committee of our Board of Directors for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related party transactions, the Audit Committee of our Board of Directors takes into account the relevant available facts and circumstances including, but not limited to the risks, costs and benefits to us; the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated; the terms of the transaction; the availability of other sources for comparable services or products; and the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval.
Prior to the establishment of our Audit Committee in connection with the closing of the business combination on June 30, 2009, board of directors of China Cord Blood Services Corporation, a company with limited liability incorporated in the Cayman Islands, and a wholly owned subsidiary of GCBC (“CCBS”) performed similar functions in approving related party transactions.

GENERAL
The Company will bear the cost of preparing, printing, assembling and mailing the Proxy Statement, Form of Proxy and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.
Other Matters to Be Presented at the AGM
Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.
Communications with the Board of Directors
The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o Global Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.
Where You Can Find More Information
The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.You may read and download any document the Company files at the website of the SEC referred to above. The Company’s file number with the SEC is 001-34541, and the Company began filing through EDGAR beginning on July 7, 2009.
By Order of the Board of Directors
/s/ Ting Zheng

Ting Zheng
Chairperson

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.
GLOBAL CORD BLOOD CORPORATION
2021 Annual Meeting
of Shareholders
DECEMBER 7, 2021
09:00 P.M. local time
This Proxy is Solicited on Behalf Of
The Board Of Directors
Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided
▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲
PROXY	Please mark your votes like this	☒
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 and 2.
1. To ratify the appointment of KPMG Huazhen LLP as auditors of the Company for the financial year ending March 31, 2022 and to authorize any duly formed committee of the Board of Directors to fix the remuneration of the auditors.	FOR ☐	AGAINST ☐	ABSTAIN ☐
2. Election of Directors
(1) Ms. Jennifer J. Weng as a Class C director.	FOR ☐	AGAINST ☐	ABSTAIN ☐
(2) Mr. Ping Xu as a Class C director.	FOR ☐	AGAINST ☐	ABSTAIN ☐
(3) Mr. Jacky Cheng as a Class C director.	FOR ☐	AGAINST ☐	ABSTAIN ☐
(Instruction: To withhold authority to vote for any individual nominee, strike a line through that nominee’s name in the list above)
CONTROL NUMBER

Signature                   Signature, if held jointly                         Date            , 2021.
Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

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Introduction
This Proxy is furnished in connection with the solicitation by the Board of Directors of Global Cord Blood Corporation, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share (“Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 7, 2021 at 9:00 p.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). Only the shareholders of the Company of record at the close of business on October 25, 2021 (the “Record Date”) are entitled to receive notice of and only the holders of record of the Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM is two or more shareholders holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM.
The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Proxy. Where the Chairperson of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. or (ii) by attending and voting in person at the AGM.
▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
GLOBAL CORD BLOOD CORPORATION
(Incorporated in the Cayman Islands with limited liability)
Proxy for Annual General Meeting to Be Held on December 7, 2021
I/We                                                     of                  , being the registered holder of 1                   ordinary share(s), par value US$0.0001 per share (“Ordinary Shares”), of Global Cord Blood Corporation (the “Company”), hereby appoint the Chairperson of the Annual General Meeting or 2                                                                      of                  as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 7, 2021 at 9:00 p.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.
THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR PROPOSAL 1 AND PROPOSAL 2 AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

1 Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy will be deemed in relate to all the Ordinary Shares in the Company registered in your name(s).
2 If any proxy other than the Chairperson of the Annual General Meeting is preferred, strike out the words “the Chairperson of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this proxy must be initiated by the person(s) who sign(s) it.
(Continued and to be marked, dated and signed, on the other side)

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